NUWAY MEDICAL, INC.
2603 Main Street, Suite 1155
Irvine, CA 92614
Phone: 949-235-8062

January 31, 2007

Kurt Murao, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:  NuWay Medical, Inc. Preliminary Proxy Statement on Schedule 14A Filed January 8, 2007 (SEC File No. 000-19709)

Dear Mr. Murao:

By letter of even date from our counsel SEC Law Firm, NuWay Medical Inc. (the “Registrant”) is responding to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated January 26, 2007.

In connection with the foregoing response, the Registrant acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments of changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, /s/ Dennis Calvert Dennis Calvert President and Chief Executive Officer